Filed Pursuant to Rule 433

Registration No. 333-275976

May 21, 2025

Pricing Term Sheet

FINAL PRICING TERMS OF THE REPUBLIC OF TÜRKİYE USD 2,000,000,000 7.250% NOTES DUE MAY 29, 2032

ISSUER:	The Republic of Türkiye

SECURITIES:	USD 2,000,000,000 7.250% Notes due May 29, 2032

PRICING DATE:	May 21, 2025

ISSUE FORMAT:	Global (SEC Registered) Offering

ISSUE SIZE:	USD 2,000,000,000

PRICE TO PUBLIC:	98.924%

TOTAL FEES:	USD 1,400,000 (0.070%)

NET PROCEEDS TO ISSUER:	USD 1,977,080,000

RE-OFFER YIELD:	7.450%

COUPON:	7.250%

MATURITY DATE:	May 29, 2032

SPREAD TO BENCHMARK US TREASURY:	308.4 bps

BENCHMARK US TREASURY:	UST 4.000% due April 30, 2032

BENCHMARK US TREASURY YIELD:	4.366%

DENOMINATIONS:	USD 200,000 / USD 1,000

INTEREST PAYMENT DATES:	May 29 and November 29, beginning on November 29, 2025

CUSIP / ISIN:	900123DQ0 / US900123DQ00

GOVERNING LAW:	The Notes will be governed by the laws of the State of New York, except with respect to the authorization and execution of the Notes, which will be governed by the laws of The Republic of Türkiye.

EXPECTED LISTING:	Luxembourg Stock Exchange (Regulated Market)

LEAD-MANAGERS/ BOOKRUNNERS:	BNP PARIBAS, Merrill Lynch International, HSBC Bank plc and Morgan Stanley & Co. International plc

SETTLEMENT DATE:	Expected May 29, 2025 (T+5) through the book-entry facilities of The Depository Trust Company

MiFID II/UK MiFIR MANUFACTURER TARGET MARKET:	Professional clients and eligible counterparties (subject to any applicable selling restrictions) (all distribution channels)

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, any prospectus supplement or free writing prospectus for this offering if you request it by calling toll free BNP PARIBAS at +1-800-854-5674, Merrill Lynch International at +44 (0)20 7995 3966, HSBC Bank plc at +1-866-811-8049 and Morgan Stanley & Co. International plc at +44 20 7677 0582.

The preliminary prospectus supplement relating to the Notes is available under the following link: https://www.sec.gov/Archives/edgar/data/869687/000119312525123868/d935306d424b5.htm

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